SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 7, 2008

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha'ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________ )

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure: 2007 Annual Report.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2007 ANNUAL REPORT

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2007 ANNUAL REPORT

The amounts are stated in New Israeli Shekels (NIS) in thousands.

Report of Independent Registered Public Accounting Firm

To the Shareholders of

PARTNER COMMUNICATIONS COMPANY LTD.

We have audited the consolidated balance sheets of Partner Communications Company Ltd. and its subsidiary (collectively “the Company”) as of December 31, 2006 and 2007 and the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2006 and 2007 and the consolidated results of its operations, changes in shareholders’ equity and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in notes 1o and 9h to the consolidated financial statements, effective January 1, 2007 the Company changed its method of accounting for uncertainty in income taxes to conform with FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109". In addition, as discussed in note 1r, effective January 1, 2006, the company changed its method of accounting for share-based payment to conform with FASB Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-based Payment”.

Tel-Aviv, Israel	Kesselman & Kesselman
April 7, 2008	Certified Public Accountants (Israel)

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS

	December 31
	2006	2007	2007
	New Israeli shekels		Convenience translation into U.S. dollars (note 1a)
	In thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	77,547	148,096	38,507
Accounts receivable (note 11a):
Trade	964,309	1,120,842	291,431
Other	65,533	55,273	14,371
Inventories (note 11b)	126,466	143,022	37,187
Deferred income taxes (note 9d)	40,495	46,089	11,984

T o t a l current assets	1,274,350	1,513,322	393,480

INVESTMENTS AND LONG-TERM RECEIVABLES:
Accounts receivable - trade (note 11a)	274,608	446,899	116,198
Funds in respect of employee rights upon retirement (note 6)	80,881	88,522	23,017

	355,489	535,421	139,215

FIXED ASSETS, net of accumulated depreciation and
amortization (note 2)	1,747,459	1,734,964	451,108

LICENSE, DEFERRED CHARGES AND OTHER
INTANGIBLE ASSETS, net of accumulated amortization (note 3)	1,247,084	1,153,926	300,033

DEFERRED INCOME TAXES (note 9d)	76,139	93,745	24,375

T o t a l assets	4,700,521	5,031,378	1,308,211

        Date of approval of the financial statements: April 7, 2008

David Avner	Emanuel Avner	Moshe Vidman
Chief Executive Officer	Chief Financial Officer	Director

	December 31
	2006	2007	2007
	New Israeli shekels		Convenience translation into U.S. dollars (note 1a)
	In thousands

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Current maturities of long-term liabilities (notes 4, 11e)	40,184	28,280	7,353
Accounts payable and accruals:
Trade	690,424	749,623	194,910
Other (note 11c)	281,403	375,510	97,637
Parent group - trade (note 12)	15,830	3,405	885

T o t a l current liabilities	1,027,841	1,156,818	300,785

LONG-TERM LIABILITIES:
Bank loans, net of current maturities (note 4)	272,508
Notes payable (note 5)	2,016,378	2,072,636	538,907
Liability for employee rights upon retirement (note 6)	113,380	131,960	34,311
Other liabilities (note 11e)	15,947	14,492	3,768

T o t a l long-term liabilities	2,418,213	2,219,088	576,986

COMMITMENTS AND CONTINGENT LIABILITIES (note 7)

T o t a l liabilities	3,446,054	3,375,906	877,771

SHAREHOLDERS' EQUITY (note 8):
Share capital - ordinary shares of NIS 0.01 par
value: authorized - December 31, 2006 and 2007 - 235,000,000 shares;
issued and outstanding -
December 31, 2006 - 154,516,217 shares and
December 31, 2007 - 157,320,770 shares	1,545	1,573	409
Capital surplus	2,452,682	2,544,943	661,712
Accumulated deficit	(1,199,760)	(891,044)	(231,681)

T o t a l shareholders' equity	1,254,467	1,655,472	430,440

	4,700,521	5,031,378	1,308,211

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31
	2005	2006	2007	2007
	New Israeli shekels			Convenience translation into U.S. dollars (note 1a)
	In thousands (except per share data)

REVENUES - net:
Services	4,619,932	5,027,310	5,328,739	1,385,527
Equipment	503,007	579,401	784,905	204,083

	5,122,939	5,606,711	6,113,644	1,589,610
COST OF REVENUES:
Services	3,022,480	3,085,507	3,101,588	806,445
Equipment	743,872	811,760	1,001,488	260,397

	3,766,352	3,897,267	4,103,076	1,066,842

GROSS PROFIT	1,356,587	1,709,444	2,010,568	522,768

SELLING AND MARKETING EXPENSES	272,900	307,592	370,183	96,251
GENERAL AND ADMINISTRATIVE EXPENSES	180,781	183,460	235,865	61,327

	453,681	491,052	606,048	157,578

OPERATING PROFIT	902,906	1,218,392	1,404,520	365,190
FINANCIAL EXPENSES, net (note 11f)	345,448	166,442	126,317	32,844

INCOME BEFORE TAXES ON INCOME	557,458	1,051,950	1,278,203	332,346
TAXES ON INCOME (note 9)	202,898	370,675	338,417	87,992

INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE
IN ACCOUNTING PRINCIPLES	354,560	681,275	939,786	244,354
CUMULATIVE EFFECT, AT BEGINNING OF YEAR, OF A
CHANGE IN ACCOUNTING PRINCIPLES, net of tax		1,012

NET INCOME FOR THE YEAR	354,560	682,287	939,786	244,354

EARNINGS PER SHARE ("EPS"):
Basic:
Before cumulative effect	2.19	4.43	6.01	1.56

Cumulative effect		0.01

	2.19	4.44	6.01	1.56

Diluted:
Before cumulative effect	2.17	4.40	5.96	1.55

Cumulative effect		0.01

	2.17	4.41	5.96	1.55

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING:
Basic	161,711,125	153,633,758	156,414,684	156,414,684

Diluted	163,617,272	154,677,685	157,787,009	157,787,009

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital
	Number of shares	Amount	Receivables in respect of shares issued	Capital surplus	Accumulated deficit	Total
		( I n t h o u s a n d s )

New Israeli Shekels:
BALANCE AT DECEMBER 31, 2004	184,037,221	1,840	(2,260)	2,338,377	(750,882)	1,587,075
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2005:
Repurchase of Company's shares (including purchase cost of NIS
17,591,000)	(33,317,933)	(333)			(1,091,508)	(1,091,841)
Exercise of options granted to employees	1,809,000	18	2,260	34,875		37,153
Income tax benefit in respect of exercise of options granted to
employees				4,820		4,820
Employee share-based compensation expenses				10,353		10,353
Dividend					(86,769)	(86,769)
Net income					354,560	354,560

BALANCE AT DECEMBER 31, 2005	152,528,288	1,525	--	2,388,425	(1,574,599)	815,351
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2006:
Exercise of options granted to employees	1,987,929	20		44,312		44,332
Cumulative effect, at beginning of year, of a change in
accounting principles				(1,012)		(1,012)
Employee share-based compensation expenses				20,957		20,957
Dividend					(307,448)	(307,448)
Net income					682,287	682,287

BALANCE AT DECEMBER 31, 2006	154,516,217	1,545	--	2,452,682	(1,199,760)	1,254,467
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2007
Exercise of options granted to employees	2,804,553	28		75,509		75,537
Employee share-based compensation expenses				16,752		16,752
Dividend					(631,070)	(631,070)
Net income					939,786	939,786

BALANCE AT DECEMBER 31, 2007	157,320,770	1,573		2,544,943	(891,044)	1,655,472

Convenience translation into u.s. dollars (note 1a):
BALANCE AT JANUARY 1, 2007	154,516,217	402		637,723	(311,950)	326,175
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2007
Exercise of options granted to employees	2,804,553	7		19,633		19,640
Employee share-based compensation expenses				4,356		4,356
Dividend					(164,085)	(164,085)
Net income					244,354	244,354

BALANCE AT DECEMBER 31, 2007	157,320,770	409		661,712	(231,681)	430,440

The accompanying notes are an integral part of the financial statements.

(Continued) - 1

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2005	2006	2007	2007
	New Israeli shekels			Convenience translation into U.S. dollars (note 1a)
	In thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	354,560	682,287	939,786	244,354
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	683,503	622,434	603,425	156,897
Employee share-based compensation expenses	10,353	20,957	16,752	4,356
Liability for employee rights upon retirement	9,430	11,142	18,580	4,831
Deferred income taxes	198,079	35,231	(23,200)	(6,032)
Income tax benefit in respect of exercise of options
granted to employees	4,820
Accrued interest, exchange and linkage
differences on (erosion of) long-term liabilities	108,411	(4,646)	59,980	15,595
Amount carried to deferred charges	(13,820)
Capital loss on sale and disposal of fixed assets	493	274	1,267	329
Cumulative effect, at beginning of year, of a change
in accounting principles		(1,012)
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(262,262)	(254,748)	(328,824)	(85,496)
Other	(26,970)	30,952	10,260	2,668
Increase (decrease) in accounts payable and accruals:
Trade	112,857	(58,568)	100,817	26,213
Other	(75,884)	49,923	85,885	22,331
Parent group - trade	10,513	5,317	(12,425)	(3,231)
Increase (decrease) in asset retirement obligations	(92)	1,069	528	137
Decrease (increase) in inventories	(107,667)	82,857	(16,556)	(4,305)

Net cash provided by operating activities	1,006,324	1,223,469	1,456,275	378,647

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(498,851)	(344,206)	(531,782)	(138,268)
Acquisition of optic fibers activity		(71,125)
Proceeds from sale of fixed assets	16	73	43	(11)
Purchase of additional spectrum	(41,542)	(27,690)
Payments in respect of land line license		(300)	(700)	(182)
Funds in respect of employee rights upon retirement	(6,315)	(5,438)	(7,641)	(1,986)

Net cash used in investing activities	(546,692)	(448,686)	(540,080)	(140,425)

(Continued) - 2

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2005	2006	2007	2007
	New Israeli shekels			Convenience translation into U.S. dollars (note 1a)
	In thousands

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of capital lease	(1,893)	(3,620)	(8,532)	(2,218)
Repurchase of company's shares (including purchase
cost of NIS 17,591,000)	(1,091,841)
Issuance of notes payable under a prospectus, net of
issuance costs	1,929,223
Redemption of notes payable	(793,100)
Proceeds from exercise of stock options granted to
employees	37,153	44,332	75,537	19,640
Windfall tax benefit in respect of exercise of options
granted to employees		643	1,167	303
Dividend paid	(41,773)	(352,444)	(624,015)	(162,250)
Long-term bank loans received	359,000
Repayment of long-term bank loans	(857,004)	(390,155)	(289,803)	(75,351)

Net cash used in financing activities	(460,235)	(701,244)	(845,646)	(219,876)

INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	(603)	73,539	70,549	18,344
CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	4,611	4,008	77,547	20,163

CASH AND CASH EQUIVALENTS AT
END OF YEAR	4,008	77,547	148,096	38,507

SUPPLEMENTARY DISCLOSURE OF CASH
FLOW INFORMATION - cash paid during the year:
Interest	235,854	149,728	99,560	25,886

Income taxes (net of refund of approximately NIS 74
million)	30,840	317,099	301,554	78,407

Supplementary information on investing and financing activities not involving cash flows

At December 31, 2005, 2006 and 2007, trade payables include NIS 90.3 million, NIS 201.8 million and NIS 160 million ($ 42 million), respectively, in respect of acquisition of fixed assets. In addition, at December 31, 2005 trade payables included NIS 27.7 million in respect of acquisition of additional spectrum.

At December 31, 2007, tax withholding related to dividend of approximately NIS 7 million is outstanding.

At December 31, 2005, dividend payable of approximately NIS 45 million was outstanding.

During 2005 and 2007, the Company has undertaken a capital lease with respect to fixed assets in the amount of NIS 15.8 million and NIS 7.4 million ($2 million), respectively.

These balances are recognized in the cash flow statements upon payment.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

Nature of operations:

1)	Partner Communications Company Ltd. (“the Company”) operates a mobile telecommunications network in Israel. The Company is a subsidiary of Hutchison Telecommunications International Limited (“HTIL”).

2)	The Company was incorporated on September 29, 1997, and operates under a license granted by the Ministry of Communications to operate a cellular telephone network for a period of 10 years beginning April 7, 1998. The Company commenced full commercial operations on January 1, 1999.

The Company paid a “one-time” license fee of approximately new Israeli shekels (NIS) 1.6 billion which is presented under “license, deferred charges and other intangible assets”. The Company is entitled to request an extension of the license for an additional period of six years and then renewal for one or more additional six year periods. Should the license not be renewed, the new license-holder is obliged to purchase the communications network and all the rights and obligations of the subscribers for a fair price, as agreed between the parties or as determined by an arbitrator.

In December 2001, the Company was awarded additional spectrum (2G band (1800MHz) and third generation (3G) UMTS band (1900MHz and 2100MHz)). Following the award of the above spectrum, the Company’s license was amended and extended through 2022.

In consideration for the above additional spectrum the Company paid NIS 180 million for the 2G spectrum, and NIS 220 million for the 3G spectrum.

The Company launched its 3G network on December 1, 2004.

Under the terms of the amended license, the Company provided a bank guarantee in NIS equivalent of USD 10 million to the State of Israel to secure the Company’s adherence to the terms of the license.

On August 14, 2006 the Company was awarded a temporary license from the Ministry of Communications for the offering of transmission services in consideration of NIS 300,000. In August 2007 the temporary transmission services license was converted into the special general license for domestic fixed services. The license is for a period of 20 years. The license was awarded to Partner Land-Line Communication Solutions (“Partner Land Line”) – a limited Partnership under the Company’s control. An additional NIS 700,000 was paid upon the Company’s receipt of the license.

Under the terms of the license, the Company provided a bank guarantee in NIS equivalent of NIS 10 million to the State of Israel to secure the Company’s adherence to the terms of the license.

3)	On July 3, 2006 the Company acquired MED I.C-1 (1999) Ltd. (“Med 1”) transmission activity including 900 kilometers of transmission fiber for approximately NIS 71 million in cash. The Company purchased Med-1 transmission network to lower its transmission expenses and to have the ability to provide its customers with additional services. As from July 3, 2006 the transmission activity has been included in the financial results.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

The Company has adopted Financial Accounting Standards “SFAS” No. 141, Business Combinations. In accordance with the FAS when a corporation and one or more incorporated or unincorporated businesses are combined into one entity, the purchase price paid by an acquiring entity should be allocated to the identifiable individual assets acquired and liabilities assumed based on their fair values, with the remaining unallocated purchase price recorded as goodwill.

The fair value of the acquisition was NIS 106 million. In accordance with SFAS 141, since the fair value exceeds the purchase price, the excess of fair value over the purchase price was allocated pro-rata between the acquired tangible and intangible assets.

The Company allocated the purchase price paid for Med 1‘s transmission activity as follows (see also note 1: e, f):

	NIS in thousands	Estimated Remaining Useful Life

Fixed assets	52,632	10 years
Customer Relationships
with Carriers	10,669	7 years
Customer Relationships
with Business Customers	7,824	5 years

	71,125

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

Functional currency and reporting currency

The functional currency of the Company and its subsidiary and Partnership (together – The Group) is the local currency New Israeli Shekels – NIS. The consolidated financial statements have been drawn up on the basis of the historical cost of Israeli currency and are presented in NIS.

Convenience translation into U.S. dollars (“dollars” or “$”)

The NIS figures at December 31, 2007 and for the period then ended have been translated into dollars using the representative exchange rate of the dollar at December 31, 2007 ($1 = NIS 3.846). The translation was made solely for convenience. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

Accounting principles

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

b.	Principles of consolidation:

1)	The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary and Partnership.

2)	Intercompany balances and transactions between the Group’s entities have been eliminated.

c.	Inventories

Inventories of cellular telephones (handsets) and accessories are stated at the lower of cost or estimated net realizable value. Cost is determined on the “first-in, first-out”basis.

The Company determines its allowance for inventory obsolescence and slow moving inventory, based upon expected inventory turnover, inventory aging and current and future expectations with respect to product offerings.

d.	Non-marketable securities

These investments are stated at cost, less provision for impairment losses. The balance of these investments is fully impaired.

e.	Fixed assets:

1)	These assets are stated at cost.

2)	Direct consultation and supervision costs and other direct costs relating to setting up the Company’s communications network and information systems for recording and billing calls are capitalized to cost of the assets.

3)	Interest costs in respect of loans and credit which served to finance the construction or acquisition of fixed assets – incurred until installation of the fixed assets is completed – are capitalized to cost of such assets.

4)	Assets are depreciated by the straight-line method, on basis of their estimated useful life.

Annual rates of depreciation are as follows:

%

Communications network (*)	10 - 20
(mainly 15)
Computers, hardware and software for
information systems	15-33
Office furniture and equipment	7-15
Optic fibers (see note 1a(3)) and related assets	6-10

(*)	See 7 below.

Leasehold improvements are amortized by the straight-line method over the term of the lease (including reasonably assured option periods), or the estimated useful life (5-10 years) of the improvements, whichever is shorter.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

e.	Fixed assets (continued):

5)	Fixed assets leased by the Company under capital leases are classified as the Company’s assets and are recorded, at the inception of the lease, at the lower of the asset’s fair value or the present value of the minimum lease payments.

6)	Computer Software Costs

The cost of internal-use software which has useful life in excess of one year is capitalized in accordance with Statement of Position (SOP) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized computer software costs are amortized using the straight-line method over a period of 3 to 7 years.

7)	On December 20, 2007 Partner has entered into an agreement (the “Agreement”) with LM Ericsson Israel Ltd. (“Ericsson”), for the replacement of third party 3G radio equipment existing in Partner’s network, and for additional investment in the 3G network in addition to the support and maintenance of the Company’s network for a period of three years.

The company allocated the purchase price of USD 65 million to the above deliverables based on their relative fair values. Of this amount, USD 6.6 million related to support and maintenance of the Network.

The purchase price is after deduction of commercial discounts, some of which contingent upon future negotiations for further purchases of purchase of services that are probable.

The replacement process is scheduled to take place during a period ending no later than June 30, 2011. The main part of the replacement is planned to take place during 2008.

Following the agreement, in accordance with Financial Accounting Standards No. 144 (FAS 144), “Accounting for the Impairment or Disposal of Long Lived Assets”, the Company, on December 20, 2007, reviewed the communication network for impairment, in order to assure that the carrying amount of the fixed assets is recoverable. No impairment loss was required. Following the impairment test, the Company accelerated the estimated useful life of the equipment to be replaced (in the depreciated amount of approximately NIS 136 million) to the period it is anticipating that the actual replacement will take place.

As a result of the above change in estimate, the effect on depreciation expenses (included in cost of service revenues), net income and earnings per share was immaterial for 2007.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

e.	Fixed assets (continued):

The subsequent accounting treatment of the various elements is as follows:

(a)	Network equipment – the amount attributed will be depreciated over its estimated useful life.

(b)	Support and maintenance services – the amount attributed will be expensed – on a straight line method – over the support and maintenance services agreement period (three years).

f.	License, deferred charges and other intangible assets:

1)	License:

The license (see also 1a(2) above) is stated at cost and is amortized by the straight-line method over the utilization period of the license starting January 1, 1999.

Following the extensions of the license (as described in note 1a(2) above) the unamortized balance of the Company’s existing license as well as the cost of the additional spectrum put into service are amortized over the period ending in 2022.

The costs relating to the 3G band are amortized as of December 1, 2004, by the straight-line method over the period ending in 2022.

Interest expenses which served to finance the license fee – incurred until the commencement of utilization of the license – were capitalized to cost of the license.

2)	Customer relationships relating to Med-1 fiber optic acquisition are amortized over the estimated useful life which is 5-7 years.

3)	Deferred charges:

a)	Costs relating to the obtaining of long-term credit lines are deferred and amortized using the effective interest rate determined for the borrowing transactions over the life of the line of credit.

b)	Issuance costs relating to Notes payable (see note 5) are amortized using the effective interest rate stipulated for the Notes.

g.	Impairment of long-lived assets

The Company has adopted Statement of Financial Accounting Standards No. 144 (FAS 144), “Accounting for the Impairment or Disposal of Long-Lived Assets”. FAS 144 requires that long-lived assets, including certain intangible assets, to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets written down to their estimated fair values. See also 1e and f.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

h.	Cash equivalents

The Company considers all highly liquid investments, which include short-term bank deposits (up to 3 months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

i.	Comprehensive income

The Company has no comprehensive income components other than net income.

j.	Revenue recognition

Revenues from services primarily consist of charges for airtime, roaming and value added services provided to the Company’s customers, are recognized upon performance of the services, net of credits and adjustments for services discounts. Revenues from pre-paid calling cards are recognized upon customer’s usage of the cards. Revenues from sale of handsets and accessories are recognized upon delivery and the transfer of ownership to the subscriber.

The Company recognizes revenues net of value added taxes.

Revenues from long-term credit arrangements (longer than one year) are recognized on the basis of the present value of future cash flows, discounted according to interest rates at the time of the transaction. The difference between the original credit and its present value is recorded as interest income over the credit period.

Emerging Issues Task Force (“EITF”) Issue 00-21, “Revenue Arrangements with Multiple Deliverables” addresses the accounting, by a vendor, for contractual arrangements in which multiple revenue-generating activities will be performed by the vendor. EITF Issue 00-21 addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. Based on EITF 00-21, the Company determined that the sale of handsets with accompanying services constitutes a revenue arrangement with multiple deliverables. Accordingly consideration received for handsets, up to their fair value, that is not contingent upon the delivery of additional items (such as the services), is recognized as equipment revenues, when revenue recognition criteria for the equipment as stated above are met. Consideration for services is recognized as services revenue, when earned.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

k.	Concentration of credit risks – allowance for doubtful accounts

The Company’s revenues are derived from a large number of customers. Accordingly, the Company’s trade balances do not represent a substantial concentration of credit risk. An appropriate provision for doubtful accounts is included in the accounts of the Company. The allowance charged to expenses (including bad debts), determined as a percentage of specific debts doubtful of collection, based upon historical experience and future expectations, for the years ended December 31, 2005, 2006 and 2007 totaled NIS 28,739,000, NIS 26,470,000 and NIS 43,770,000 ($ 11,381,000) (see note 11a), respectively.

The cash and cash equivalents as of December 31, 2007 are deposited mainly with leading Israeli banks. Therefore, in the opinion of the Company, the credit risk inherent in these balances is remote.

l.	Handsets warranty obligations

The provision for handsets warranty obligations is calculated at the rate of 2% of the cost of the handsets sold, see note 11d. The Company has entered into several agreements under which the supplier does not provide any warranty but rather provides additional handsets to satisfy its warranty obligation. In these cases, the Company provides for warranty costs at the same time as the revenues are recognized.

m.	Advertising expenses

Advertising expenses are charged to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2005, 2006 and 2007 totaled NIS 97,651,000, NIS 105,035,000 and NIS 115,835,000 ($ 30,118,000), respectively.

n.	Deferred income taxes

Deferred taxes are determined utilizing the asset and liability method, based on the differences between the amounts presented in these financial statements and those taken into account for tax purposes, in accordance with the applicable tax laws. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized (see note 9d).

Deferred tax assets and liabilities are presented as current or long-term items in accordance with the nature of assets or liabilities to which they relate.

Deferred tax balances are computed at the tax rates expected to be in effect at the deferred tax asset is utilized or the deferred tax liability is settled, based on the tax laws enacted (see also note 9b).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

o.	Uncertainty in Income Taxes :

As of January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax positions; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim-period guidance, among other provisions. On May 2, 2007, the FASB issued FASB Staff Position No. FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48-1” (“FSP FIN 48-1”). FSP FIN 48-1 provides guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The Company adopted FSP FIN 48-1 As of January 1, 2007

The Company’s policy to include interest and penalties relating to uncertain tax positions, within the provision for income taxes has not change as a result of implementing FIN 48 (see also note 9h).

p.	Foreign currency transactions and balances

Balances in, or linked to, foreign currency are stated on the basis of the exchange rates prevailing at balance sheet dates. For foreign currency transactions included in the statements of operations, the exchange rates at transaction dates are used. Transaction gains or losses arising from changes in the exchange rates used in the translation of such balances are carried to financial income or expenses.

q.	Derivative financial instruments (“derivatives”)

Under FAS 133, which establishes accounting and reporting standards for derivatives, including certain derivatives embedded in other contracts, and for hedging activities, all derivatives are recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract, it designates the derivative, for accounting purposes, as: (1) hedging instrument, or (2) non-hedging instrument. Any changes in fair value are to be reflected as current gains or losses or other comprehensive gains or losses, depending upon whether the derivative is designated as a hedge and what type of hedging relationship exists. Changes in fair value of non-hedging instruments are carried to “financial expenses-net” on a current basis. To date, the Company did not have any contracts that qualify for hedge accounting under FAS 133.

The Company occasionally enters into commercial (foreign currency) contracts in which a derivative instrument is “embedded”. This embedded derivative is separated from the host contract and carried at fair value through income statement when (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and (2) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument (see note 10).

r.	Earning Per Share (EPS)

Basic EPS is computed by dividing net income by the weighted average number of shares outstanding during the years.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

r.	Earning Per Share (EPS) (continued):

Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of employee stock options, calculated using the treasury-stock-method.

s.	Share based payment

Prior to January 1, 2006, the company accounted for employees share-based payment under the intrinsic value model in accordance with Accounting Principles Board Opinion No. 25 –“Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations The company disclosed pro forma information assuming the company had accounted for employees share-based payments using the fair value-based method, as required.

Effective January 1, 2006, the company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-based Payment” (“FAS 123 (R)”). FAS 123(R) requires awards classified as equity awards to be accounted for using the grant-date fair value method. The fair values of share-based payment transactions is recognized as expense over the requisite service period, net of estimated forfeitures. The company estimated forfeitures based on historical experience and anticipated future conditions.

The Company elected to recognize compensation cost for an award with only service conditions using the accelerated method.

The Company elected to adopt the modified prospective transition method, permitted by FAS 123(R). Under such transition method, FAS 123(R) has been implemented as from the first quarter of 2006 with no restatement of prior periods. The valuation provisions of FAS 123(R) apply to new awards and to awards modified, repurchased, or cancelled after January 1, 2006. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of January 1, 2006 are recognized over the remaining service period using the grant-date fair value of those awards as calculated for pro forma disclosure purposes under FAS 123.

The Company records deferred tax awards that result in deductions on the Company’s income tax returns, based on the amount of compensation cost recognized and the Company’s statutory tax rate.

Differences between the deferred tax assets recognized and the actual tax deduction reported on the company’s income tax return are recorded in additional paid-in capital (If the tax deduction exceeds the deferred tax asset) or as an expense in the income statement (if the deferred tax asset exceeds the tax deduction and no additional paid-in capital exists from previous awards).

The adoption of FAS 123(R) resulted in a cumulative benefit from accounting change of approximately NIS 1 million which reflects the net cumulative impact of estimating future forfeitures in the determination of period expense, rather than recording forfeitures when they occur as previously permitted under APB 25.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

s.	Share based payment (continued)

Share-based employee compensation cost for the year ended December 31, 2005 was determined using the intrinsic value method. The following table provides pro forma financial information as if Share-based employee compensation cost had been computed under FAS 123:

Year ended December 31,
2005
NIS
In thousands, except per share data

Net income, as reported	354,560
Add: stock based employee
compensation expense-net,
included in reported net
income - net of income taxes	8,023
Deduct: stock based employee
compensation expense-net,
determined under fair value
method for all awards - net of income
taxes	(30,978)

Pro-forma net income	331,605

Earning per share:
Basic - as reported	2.19

Basic - pro forma	2.05

Diluted - as reported	2.17

Diluted - pro-forma	2.03

t.	Asset retirement obligations

The company recognizes a liability in respect of asset retirement obligation (ARO) associated with the retirement of a tangible long lived asset in the period in which it is incurred and becomes determinable , with an offsetting increase in the carrying amount of the associated asset. The cost of the tangible asset, including the initially recognized ARO, is depreciated such that the cost of the ARO is recognized over the useful life of the asset.

The ARO is recorded at fair value, and the accretion expense will be recognized over time as the discounted liability is accreted to its expected settlement value. The fair value of the ARO is measured using expected future cash out flows discounted at the Company’s credit-adjusted risk-free interest rate.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

t.	Asset retirement obligations (continued):

The Company has adopted, as of January 1, 2006 FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the fair value of the liability can be reasonably estimated. This Interpretation also clarifies that the term Conditional Asset Retirement Obligation refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. According to FIN 47 uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists.

FIN 47 has not had a material impact on the company’s financial condition or results of operations.

The Company is subject to asset retirement obligations associated with its cell sites operating leases. These lease agreements contain clauses requiring restoration of the leased site at the end of the lease term, creating asset retirement obligations, see also note 12e.

u.	Recently issued accounting pronouncements:

1)	In September 2006 the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”) which defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years (as of January 1, 2008 for the Company).

The Company does not expect that the adoption of this statement will have a material effect on its financial position or its results of operations.

2)	In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities–Including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of SFAS 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose, at its initial application or at other specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years (January 1, 2008, for the Company). If the company is to elect the fair value option for its existing assets and liabilities, the effect as of the adoption date, shall be reported as a cumulative-effect adjustment to the opening balance of retained earnings . The Company is currently assessing the impact that SFAS 159 may have on its financial position.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

t.	Recently issued accounting pronouncements (continued):

3)	In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (“SFAS 141(R)". SFAS 141(R) changes the accounting for business combinations, including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition related transaction costs and the recognition of changes in the acquirer’s income tax valuation allowance and income tax uncertainties.. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 . Early application is prohibited. the Company will be required to adopt SFAS 141(R) on January 1, 2009.

4)	In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51” (“SFAS 160”).

SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. An ownership interest in subsidiaries held by parties other than the parent should be presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. SFAS 160 requires that changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary should be accounted for similarly as equity transactions. When a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary should be initially measured at fair value, with any gain or loss recognized in earnings.

SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interests. SFAS 160 is effective for fiscal years (including interim periods within those fiscal years) beginning on or after December 15, 2008. Earlier adoption is prohibited. The statement shall be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirement which shall be applied retrospectively for all periods presented. The Company will be required to adopt SFAS 160 on January 1, 2009. The Company is currently assessing the impact that SFAS 160 may have on its results of operations and financial position.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

t.	Recently issued accounting pronouncements (continued):

5)	In June 2006, the Emerging Issues Task Force (EITF), reached a consensus on Issue No. 06-01, “Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider” (EITF No. 06-01). EITF 06-01 provides guidance on the accounting for consideration given to third party manufacturers or resellers of equipment which is required by the end-customer in order to utilize the service from the service provider. EITF 06-01 is effective for fiscal years beginning after June 15, 2007 (January 1, 2008, for the Company). An entity should recognize the effects of applying EITF 06-01 as a change in accounting principle through retrospective application to all prior periods unless it is impracticable to do so. The Company does not expect the adoption of EITF 06-01 to have a material impact on its results of operations and financial position.

v.	Reclassifications

Certain comparative figures have been reclassified to conform to the current year presentation.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – FIXED ASSETS:

a.	Composition of fixed assets – net, is as follows:

	December 31
	2006	2007	2007
	NIS		Convenience translation into dollars
	In thousands

Communications network	3,730,768	4,077,703	1,060,245
Computers, hardware and software for
information systems	816,027	837,995	217,887
Optic fibers and related assets	60,591	130,450	33,918
Office furniture and equipment	45,213	41,751	10,857
Leasehold improvements	228,272	262,121	68,154

	4,880,871	5,350,020	1,391,061
Less - accumulated depreciation and amortization	3,133,412	3,615,056	939,953

	1,747,459	1,734,964	451,108

The cost of communication network in the amount of approximately NIS 1,546 million is fully depreciated and still in use.

Depreciation and amortization in respect of fixed assets totaled NIS 575,606,000, NIS 529,560,000 and NIS 509,568,000 ($ 132,492,000) for the periods ended December 31, 2005, 2006 and 2007, respectively. As to change in estimate, refer to note 1e7.

b.	Fixed assets include interest expenses, direct consultation and supervision costs and other direct costs of establishing the cellular communications network and information systems, which were capitalized (before commencing full commercial operations or utilization of the related fixed assets) in respect of:

	December 31
	2006	2007	2007
	NIS		Convenience translation into dollars
	In thousands

Communications network	96,939	96,939	25,205
Computers, hardware and software for
information systems	15,920	15,920	4,139

	112,859	112,859	29,344
L e s s - accumulated depreciation	87,652	91,233	23,721

Depreciated balance	25,207	21,626	5,623

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – LICENSE, DEFERRED CHARGES AND OTHER INTANGIBLE ASSETS:

	December 31
	2006	2007	2007
	NIS		Convenience translation into Dollars
	In thousands

License (note 1a(2))	2,048,143	2,048,843	532,720
Less - accumulated amortization	852,474	931,944	242,315

	1,195,669	1,116,899	290,405

Customers relationship	18,493	18,493	4,808
Less - accumulated amortization	1,529	4,620	1,201

	16,964	13,873	3,607

Deferred charges - in respect of obtaining:
Long-term credit lines	69,816	69,816	18,153
Notes payable	34,265	34,265	8,909

	104,081	104,081	27,062
Less - accumulated amortization	69,630	80,927	21,041

	34,451	23,154	6,021

	1,247,084	1,153,926	300,033

License amortization expenses for the years ended December 31, 2005, 2006 and 2007 totaled NIS 79,255,000, NIS 79,395,000 and NIS 79,470,000 ($ 20,663,000), respectively. Amortization expenses on deferred charges for the years ended December 31, 2005, 2006 and 2007 totaled NIS 28,642,000, NIS 11,950,000 and NIS 11,297,000 ($ 2,937,000), respectively. Amortization expenses on deferred charges for the year ended December 31, 2005 includes NIS 11,064,000 in respect of the redemption of the Notes, see also note 5b. Amortization expenses on customers relationship for the years ended December 31, 2006 and 2007 totaled NIS 1,529,000 and NIS 3,091,000 ($ 803,000).

The expected amortization expenses of the license and customers relationship for the next five years are as follows:

	NIS	Convenience translation into dollars
	In thousands

Year ended December 31:
2008	82,525	21,457
2009	82,525	21,457
2010	82,525	21,457
2011	81,743	21,254
2012	80,961	21,123

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – LONG-TERM BANK LOANS

The Company has a senior credit facility with Bank Hapoalim B.M., Bank Leumi Le-Israel B.M. and Israel Discount Bank Ltd., in which United Mizrahi Bank Ltd. also participates. The facility is divided into two tranches: a $150 million term loan facility (“Facility A”) and a $100 million revolving loan facility (“Facility B”), both expiring on September 1, 2009. Facility A must be reduced to $50 million by August 31, 2008. Until February 19, 2007, the facilities were secured by a first ranking floating charge on the Company’s assets.

With effect March 1, 2007, the Company reduced Facility A to $75 million (in addition to an advance of approximately $25 million carried over from the Company’s previous facility, which on balance sheet date, was reduced to $4 million), and Facility B to $75 million. As a result, the total maximum availability under the facility is currently approximately $154 million.

The credit facility is a US dollar denominated facility, and advances may be drawn in US dollars and New Israeli Shekels, as set forth in c below.

a.	Status of the credit facility at December 31, 2007 is as follows:

	Total availability	Amounts drawn	Amounts available for drawing
	US Dollars in millions

Facility A	79	4	75
Facility B	75		75

	154	**4	150

b.	The amounts outstanding, classified by linkage terms and interest rates, are as follows:

	December 31
	2007	2006	2007
	Weighted average interest rates	Amount
	%	NIS		Convenience translation into dollars
		In thousands

In NIS - linked to the Israeli
consumer price index (CPI)*	5.6	181,107	21,463	*5,580
In NIS - unlinked		126,500	-	-

		307,607	21,463	5,580
Less - current maturities		35,099	21,463	5,580

		272,508	-	-

*	Linkage terms apply both to principal and interest.

**	The difference between the amounts displayed is the difference in exchange rates between the date the amounts were drawn and that at the balance sheet date.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – LONG-TERM BANK LOANS (continued)

c.	Facilities A and B, may be drawn in NIS or US dollars, provided that the amount of principal outstanding in US dollars under the credit facility with respect to each participating lender shall not exceed 10% of that lender’s total commitment unless otherwise agreed in advance.

d.	There is a range of options as to how interest is calculated on borrowings under the credit facility. These options include fixed and variable rates, based upon the lending rates of each participating banks with a margin of 0.85%.

e.	Under the credit facility the Company is required, inter alia, to fulfill certain operational conditions and to maintain certain financial ratios. If the Company defaults on the covenants, the banks are entitled to demand early repayment of the credit facility – in whole or in part. Under the credit facility. The Company believes that it is in compliance with all covenants stipulated in the credit facility.

NOTE 5 – NOTES PAYABLE:

a.	On March 31, 2005, the Company completed an offering of NIS 2,000 million of unsecured notes, which were issued at their NIS par value. The notes have been registered in Israel and are traded on the Tel-Aviv Stock Exchange (TASE). Of these notes approximately NIS 36.5 million were purchased by Partner Future Communications 2000 Ltd., (“PFC”) a wholly owned subsidiary of the Company. PFC also received an additional allocation of notes having an aggregate principal amount of NIS 500 million. These notes that PFC received pursuant to this additional allocation do not confer the right to receive any payment whatsoever on account of principal or interest until they are sold by PFC to a third party.

The net proceeds from the offering were approximately NIS 1,929 million after deducting the notes purchased by PFC, commissions and offering expenses.

The principal amount of the Notes is payable in 12 equal quarterly installments, beginning June 30, 2009.

The Notes bear NIS interest at the rate of 4.25% per annum, linked to the Israeli Consumer Price Index, which is payable quarterly on the last day of each quarter, commencing June 30, 2005.

On December 31, 2007, the Notes closing price was 108.06 points par value.

Commission fees and offering expenses in respect of the offering of the Notes totaled approximately NIS 34 million. These expenses are presented as deferred charges and the amortization in respect thereof is included in “financial expenses, net”.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – NOTES PAYABLE (continued)

b.	On August 10, 2000, the Company completed an offering of $ 175 million of unsecured 13% Senior Subordinated Notes due 2010, which were issued at their dollar par value. The notes were registered under the U.S. Securities Act of 1933.

On August 15, 2005, the Company exercised it right to redeem the notes at a redemption price of 106.5% of their dollar par value – according to the option stipulated in the Notes document. As a result of the redemption of the Notes the Company has recognized as financial expenses an amount of approximately NIS 63 million, which after tax resulted in a decrease of the Company’s net income of NIS 42 million.

NOTE 6 – LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT:

a.	Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company’s severance pay liability to its employees, mainly based upon length of service and the latest monthly salary (one month’s salary for each year worked), is reflected by the balance sheet accrual under the “liability for employee rights upon retirement”. The Company records the liability as if it was payable at each balance sheet date on an undiscounted basis. The liability is partly funded by purchase of insurance policies and the amounts funded are included in the balance sheet under investments and long-term receivables, as “funds in respect of employee rights upon retirement”. The policies are the Company’s assets and under labor agreements, subject to certain limitations, they may be transferred to the ownership of the employees.

b.	The severance pay expenses for the years ended December 31, 2005, 2006 and 2007 were approximately NIS 24 million, NIS 28 million and NIS 48 million (approximately $ 12 million), respectively.

c.	Cash flows information regarding the company’s liability for employee rights upon retirement:

The Company expects to contribute NIS 23 million (USD 7 million) in respect of severance pay in 2008.

Due to the relatively young age of the Company’s employees, benefit payments to employees reaching retirement age in the next 10 years, are not material. The amounts were determined based on the employee’s current salary rates and the number of service years that will accumulate upon their retirement date. These amounts do not include amounts that might be paid to employees who will cease working for the Company before their normal retirement age.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Commitments:

1)	Royalty Commitments

The Company is committed to pay royalties to the Government of Israel on its “income from cellular services” as defined in the “Telecommunications (Royalties) Regulations, 2001” (hereafter – the Regulations), which includes all kinds of income of the Company from the granting of communication services under the license –including airtime, roaming services and non-recurring connection fees, but excluding income transferred to another holder of a communications license and deducting bad debts, payments to another communication licensee in respect of interconnection, payments for roaming services to foreign operators and expenses related to the sale of equipment.

During 2004, a reduction in the percentage of royalties was approved; accordingly, the rate of royalty payments (3.5%) paid by cellular operators is reduced annually by 0.5%, starting January 1st 2006, to a level of 1% at 2010.

The royalty expenses for the periods ended December 31, 2005, 2006 and 2007 were approximately NIS 122,599,000, NIS 114,462,000 and NIS 96,799,000 ($ 25,169,000), respectively, and are included under “cost of services revenues”.

2)	Under the Telegraph Regulations the Company is committed to pay an annual fixed fee for each frequency used. The Company paid a total amount of approximately NIS 47 million, NIS 55 million and NIS 55 million ($ 14 million), for the years 2005, 2006 and 2007, respectively. Under the above Regulations should the Company choose to return a frequency, such payment is no longer due.

3)	Operating leases

The Company has entered into operating lease agreements as follows:

a)	Lease agreements for its headquarters facility in Rosh Ha’ayin for a fifteen-year period (until 2018). The Company has an option to shorten the lease periods by 3.5 to 8.5 years. The rental payments are linked to the Israeli CPI.

b)	Lease agreements for service centers and retail stores for a period of two to five years. The Company has an option to extend the lease periods for up to twenty years (including the original lease periods). The rental payments are linked partly to the dollar and partly to the Israeli CPI. Some of the extension options include an increase of the lease payment in a range of 2%-10%.

c)	Lease agreements in respect of cell sites throughout Israel are for periods of two to three years. The Company has an option to extend the lease periods up to ten years (including the original lease periods). The rental payments fees are partly linked to the dollar and are partly linked to the Israeli CPI. Some of the extension options include an increase of the lease payment in a range of 2%-10%.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENT LIABILITIES (continued):

d)	Operating lease agreements in respect of vehicles are for periods of three years. The rental payments are linked to the Israeli CPI.

e)	The minimum projected rental payments (including the payments in the periods of the reasonably assured option terms) for the next five years, at rates in effect at December 31, 2007, are as follows:

	NIS	Convenience translation into dollars
	In thousands

Year ended December 31:
2008	197,177	51,268
2009	164,596	42,797
2010	132,881	34,550
2011	104,939	27,285
2012	91,533	23,800
2013 and thereafter	379,336	98,631

	1,070,462	278,331

f)	The rental expenses for the years ended December 31, 2005, 2006 and 2007 were approximately NIS 185 million, NIS 198 million, and NIS 205 million ($ 53 million), respectively.

4)	At December 31, 2007, the Company is committed to acquire fixed assets, for approximately NIS 414 million (approximately $ 108 million).

5)	At December 31, 2007, the Company is committed to acquire handsets for approximately NIS 333 million (approximately $ 87 million).

6)	As to cost sharing agreement with Hutchison Telecommunications Limited, see note 12b. As to an agreement with H3G PROCUREMENT SERVICES S a’R.L, see note 12c.

7)	As to the Agreement with LM Ericsson Israel Ltd. See note 1e7.

b.	Contingent Liabilities:

1)	On April 8, 2002, a claim was filed against the Company, together with a motion to certify this claim as a class action, alleging a variety of consumer complaints. The amount of the claim against the Company is estimated at approximately NIS 545 million plus additional significant amounts relating to other alleged damages.

On March 14, 2007, the court rejected the class action and negated the claim.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENT LIABILITIES (continued):

2)	On April 13, 2003, a claim was filed against the Company and other cellular telecommunication companies, together with a request to recognize this claim as a class action, for alleged violation of antitrust law, alleging that no fee should have been collected for incoming SMS messages or alternatively, that the fee collected is excessive and that it is a result of illegal co-operation between the defendants. The amount of the claim against all the defendants is estimated at approximately NIS 120 million (if the court rules that no fee should have been collected) or alternatively NIS 90 million (if the court rules that the fees are excessive).

At this stage, and unless and until the claim is recognized as a class action, the Company and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

3)	During the year 2006, claims were filed against the Company and other cellular telecommunication companies and, in one of the claims, also against land line telecommunication companies, together with a request to recognize these claims as a class action for collecting undue payment from its customers on calls to land line companies when the receiver of the call hangs up first. The amount of the claims against all the defendants is estimated, in one of the claims at approximately NIS 100 million for the seven year period leading up to the filing of the claim; and in the other claim the amount of the claim against the Company together with land line companies at approximately NIS 53 million. With regard to the claim that was filed also against land-line telecommunications companies, in September 2007 the Court approved a settlement according to which the Company as well as the other cellular operators have been dismissed as defendants.

4)	In August 2006 the Company, together with the other cellular operators, submitted a request to hold an urgent hearing, and a motion for an order nisi against the Government of Israel and the Minister of Communications to explain why they do not act immediately to postpone the date for implementing and activating the number portability plan from September 1, 2006, as provided in the Communications law (Bezeq and Broadcasts) – 1982 (“the Communications Law”).

On December 18, 2007 the file was dismissed.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENCIES (continued):

On January 25, 2007 a claim of NIS 10.61 billion, together with a request for a certification as a class action, was filed against the Company and against – other Cellular and land line telecommunication Companies.

The claim is that the defendants have not implemented number portability and are in violation of the Communication Law, mandating the implementation of telephone number portability on September 1, 2006. It is claimed that the defendants are thus harming the claimants and consumers of telephone services in general.

The claimants are demanding NIS 1,000 for each of the Company’s 2,626,000 related subscribers for a total demand of approximately NIS 2,600 million.

On March 5, 2008 the claim was dismissed.

5)	On February 27, 2007, a claim was filed against the Company and two other cellular telecommunication companies together with a request to recognize this claim as a class action. The claim is for sums that were allegedly overcharged in breach of the Company licenses, based on intervals larger than the intervals the defendants were allegedly authorized to charge under their licenses, for calls initiated or received by the subscribers while abroad. If the claim is recognized as a class action, the total amount claimed from the defendants is estimated by the plaintiffs to be approximately NIS 449 million, of which, approximately NIS 88 million, is attributed to the Company.

At this stage, and until the claim is recognized as a class action, the Company and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

6)	In July 3, 2007 a claim was filed against the Company together with a request to recognize this claim as class action. The claim alleges that the Company over- billed one million subscribers. The amount of the claim against the Company is approximately NIS 1.5 billion. Should the court recognized the claim as a class action, the Company estimates that the amount of the claim to be approximately NIS 2.5 million.

At this stage, and until the claim is recognized as a class action, the Company and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENCIES (continued):

7)	On August 9, 2007, a claim was filed against the Company, together with a request to recognize this claim as a class action. The claim is that the Company discontinues providing services to Prepaid subscribers that have not used their number for a period of thirteen months and transferred the number to other subscribers. The claimants allege that this violates the terms of the Company’s license as well as the requirements against deception and the disclosure requirements in the Consumer Protection Law.

If the claim is recognized as a class action, the total amount claimed for the defendants is estimated by the plaintiffs to be approximately NIS 197 million.

At this stage, and until the claim is recognized as a class action, the company and its legal council are unable to evaluate the probability of success of such claim, and there fore no provision has been made.

8)	On September 19, 2007, a claim was filed against the Company and two other cellular operators, together with a request to recognize this claim as a class action.

The alleged claim is that the Company charged subscribers for Short Message Service (SMSs) messages sent to specific subscribers who can not receive such messages, and that the Company misled the subscribers who sent those messages as those subscribers received a network message that the message has been sent..

If the claim is recognized as a class action, the total amount claimed for the defendants is estimated by the plaintiffs to be approximately NIS 183 million.

The parties are holding discussions in order to try and find an agreement in insubstantial amounts and therefore no provision has been made.

9)	On November 19, 2007 a claim and a motion to certify the claim as a class action was filed against the Company for allegedly unlawful collection of payments from customers, for content services that the customers did not ask for. Alternatively the plaintiff claims that the Company has not revealed to its subscribers the full details about these services.

The plaintiff’s claim is for a period of 3 years. The total amount of the claim is NIS 381 million. The Company is due to file its response until April 15, 2008.

At this stage, and until the claim is recognized as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and there fore no provision has been made.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENCIES (continued):

10)	On December 17, 2007 a claim and a motion to certify the claim as a class action was filed against the Company and two other Cellular communications companies.

The plaintiffs allege that cell sites were erected near their properties illegally, causing environmental damage. They seek various remedies, including removal of all allegedly illegal devices, and a sum of NIS 1 Billion (1,000 NIS per person times 1 million people allegedly effected) that would be given to a fund managed by environment and cellular specialists. The Company is scheduled to file its response by May 6, 2008.

At this stage, and until the claim is recognized as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and there fore no provision has been made.

11)	On November 29, 2007 a petition was filed in the supreme court against the minister of communication, the attorney general in the ministry of communication and the chief executive officer in the ministry of communication, and also against the Company (as well as two other cellular communications companies) as formal respondents.

The petition deals with the decision of the minister of communication according to which cellular companies are not allowed to market programs that include limitation to 1 minute minimum (programs that charge the subscriber for the whole first minute even if he used only a part of it).

The petitioner’s motion is to implement the above mentioned decision retroactively and alternatively to instruct the cellular companies to forfeit the fines they collect on customers who wish to leave these programs.

At this stage the court has yet to order the cellular companies to respond to the petition.

12)	Additional claims were filed against the Company, together with a request to recognize these claims as class actions. The total amount of the claims against the Company is estimated at approximately NIS 89 million.

At this stage, and until the claims are recognized as a class action, the Company and its legal counsel are unable to evaluate the probability of success of such claims and therefore no provision has been made.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENCIES (continued):

13)	The Company does not have building permits for many of its cell sites and as a result is involved in numerous legal actions (including criminal proceedings against officers and directors) relating to this issue.

Most of these proceedings have been settled under plea bargain arrangements, whereby the Company has paid fines in insignificant amounts.

Management, based upon current experience and the opinion of legal counsel, does not believe that these legal actions will result in significant costs to the Company. The accounts do not include a provision in respect thereof.

14)	Section 197 of the Building and Planning Law states that a property owner has the right to be compensated by a local planning committee for reductions in property value as a result of a new building plan.

In January 2006, the Non-ionizing Radiation Law was published, amending the Planning and Building Law so that local Planning and Building committees must require indemnification letters against reduction in property value from the cellular operators requesting building permits.

Accordingly, on January 3, 2006, the National Council for Planning and Building published an interim decision conditioning the issuance of building permits for cell site permits by local planning and building councils upon provision of a 100% indemnification undertaking by the cellular operators.

This decision shall remain in effect until it is replaced with an amendment to the National Zoning Plan 36.

Between January 3, 2006 and until March 31, 2008 the Company has provided the local authorities with 265 indemnification letters as a pre-condition for obtaining building permits.

Due to the fact that an enactment of law regarding this matter is not yet in place, at this stage the extent of the Company’s exposure from granting indemnification letters can not be evaluated.

However, if the Company shall be required to make substantial payments under the indemnity letters, it could have an adverse effect on the Company’s financial results.

The Company assumes that the requirement to provide indemnification letters might require it to change locations of sites to different, less suitable locations and to dismantle some of their sites. These changes in the deployment of the sites might have an adverse effect on the extent, quality and capacity of our network coverage.

15)	The Company is a party to various claims arising in the ordinary course of its operations. Management, based upon the opinion of its legal counsel, is of the opinion that the ultimate resolution of these claims will not have a material effect on the financial position of the Company, its result of operations and cash flows. The accounts do not include a provision in respect thereof.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SHAREHOLDERS’ EQUITY:

a.	Share capital:

The Company’s shares are traded on the Tel-Aviv stock exchange (TASE), on the London Stock Exchange (“LSE”) and, in the form of American Depository Receipts (“ADRs”), each represent one ordinary share, on the NASDAQ National Market (“Nasdaq – NM”). During 2001, the Company listed its shares in the TASE according to the dual listing regulations.

Under the provisions of the license granted to the Company (note 1a(2)), restrictions are placed on transfer of Company shares and placing liens thereon. The restrictions include the requirement that the advance written consent of the Minister of Communications be received prior to transfer of 10% or more of the Company’s shares to a third party.

On December 26, 2001, the Company filed a shelf registration statement on Form F-3 with the United States Securities and Exchange Commission for future offerings of its securities. Under the shelf registration, the Company can raise up to $400 million from the issue of ordinary shares and debt securities.

On April 20, 2005, the Company repurchased approximately 33.3 million of its shares pursuant to an offer received from its founding Israeli Shareholders in February 2005. These shareholders held together approximately 22.5% of the Company’s outstanding shares at the time of the offer. As a result of the repurchase, the collective shareholdings of the founding Israeli shareholders was reduced to approximately 5.4% of the Company’s issued and outstanding share capital. The price per share at which these shares were acquired was NIS 32.2216 per share. The shares were cancelled pursuant to the repurchase. The excess of cost over its par value was charged to accumulated deficit.

b.	Employee’s stock option plans:

1)	a.	On March 3, 1999, the Company’s Board of Directors approved an employee stock option plan (hereafter – the “1998 Plan”), pursuant to which 5,833,333 ordinary shares were reserved for issuance upon the exercise of 5,833,333 options to be granted to key employees without consideration. In 2000, options to purchase 729,166 shares were transferred to the 2000 plan which left options to purchase 5,104,167 shares remaining in the 1998 plan. Through December 31, 2007 – 5,505,557 options have been granted pursuant to the 1998 Plan, of which 4,905,028 options have been exercised and 597,139 options were forfeited and 4 expired (options forfeited and expired were available for subsequent grants).

The options vest in five equal annual batches over a period of five years from the beginning of employment of each employee, unless otherwise provided in the grant instrument, provided the employee is still in the Company’s employ. An option not exercised within 8 years from the date of its allotment shall expire. The exercise price per share of the options granted through December 31, 2000, which is denominated in dollars, is $ 0.343. During 2002, the Company granted options under the 1998 Plan in accordance with the terms of the 2000 plan, including the exercise price, vesting schedule and expiration date (see b. below).

As of December 31, 2007 – 195,753 options of the 1998 Plan remain ungranted.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SHAREHOLDERS’ EQUITY (continued):

b.	In October 2000, the Company’s Board of Directors approved an employee stock option plan (hereafter – the “2000 Plan”), pursuant to which 4,472,222 ordinary shares were reserved for issuance upon the exercise of 4,472,222 options to be granted to employees without consideration. The options vest in four equal annual batches over a period of four years from the date of grant of the option, provided the employee is still in the Company’s employ. The option holder may exercise all or part of his options at any time after the date of vesting but no later than the expiration of the exercise period, which will fixed by the Employee Stock Option Committee and will not exceed ten years from the date of option grant.

The NIS denominated exercise price per share of the options, is equal to the market price of the Company’s shares on the date on which the options are granted.

During November 2003, 419,930 options of this plan were transferred to options under the 2003 amendment Plan (see c. below).

Through December 31, 2007 – 5,317,555 options were granted pursuant to the 2000 Plan, of which 3,626,472 options have been exercised, 1,395,333 options were forfeited and 102,250 expired (options forfeited and expired were available for subsequent grants). As of December 31, 2007 – 232,320 options of the 2000 Plan remain ungranted.

c.	On November 13, 2003, the Company’s Board of Directors approved an amendment to the terms and provision of the 2000 Plan, in order to adjust the terms of the 2000 Plan to comply with new tax legislation that came into force in January 2003. On December 2003, the Company offered the employees, who received options under the 2000 plan, to exchange their unvested options, with the same amount of identical options, under the amended plan and to benefit from the capital gain’s tax route pursuant to Section 102(b)(2) of the Israeli Income Tax Ordinance. Employees holding options to purchase 962,104 ordinary shares accepted this offer.

On December 30, 2003, the Company’s Board of Directors approved the grant of 195,000 options (out of the 419,930 options that were transferred from the 2000 Plan) under the 2003 amended Plan with an exercise price of NIS 20.45 – which was less than the market price on the date of grant. Through December 31, 2007 all 195,000 options that were granted have been exercised. As of December 31, 2007 – 224,930 options of the 2003 amended Plan remain ungranted.

The options vest in four equal annual batches over a period of four years from the date of grant of the option, provided the employee is still in the Company’s employ.

d.	In July 2004, the Company’s Board of Directors approved a stock option plan (hereafter – the “2004 Plan”), pursuant to which 5,775,000 ordinary shares were reserved for issuance upon the exercise of 5,775,000 options to be granted without consideration. The options vest in four equal annual batches, provided the employee is still in the Company’s employ. The option holder may exercise all or part of his options at any time after the date of vesting but no later than the expiration of the exercise period, which will fixed by the Employee Stock Option Committee and will not exceed ten years from the date of option grant.

Through December 31, 2007 – 7,051,000 options have been granted to Company’s employees pursuant to the 2004 Plan, of which 3,023,318 options have been exercised, 1,356,125 options were forfeited and 4,625 options expired (options forfeited and expired are available for subsequent grants).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SHAREHOLDERS’ EQUITY (continued):

As of December 31, 2007 – 84,750 of the 2004 Plan remain ungranted.

The NIS denominated exercise price per share of the options, is equal to the average market price of the Company’s shares for the 30 trading days preceding the day on which the options are granted, less 15%.

e.	The ordinary shares derived from the exercise of the options confer the same rights as the other ordinary shares of the Company.

f.	The plans are subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the Company will be allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plans, as follows:

Through December 31, 2003, the amount that the Company will be allowed to claim as an expense for tax purposes will be the amount of the benefit taxable in the hands of the employee.

From January 1, 2004, the amount that the Company will be allowed to claim as an expense for tax purposes, will be the amount of the benefit taxable as work income in the hands of the employee, while that part of the benefit that is taxable as capital gains in the hands of the employee shall not be allowable.

The aforementioned expense for tax purposes will be recognized in the tax year that the employee is taxed, except as described below.

In December 2002, the Company signed an agreement with the tax authorities concerning the tax liabilities of its employees regarding the benefit arising from the options granted to them and were exercised by December 31, 2002; and/or (2) options that vest by December 31, 2003 and were exercised by March 31, 2004. According to the agreement, the individual tax rate on the taxable income received by the employees in connection with the benefit arising from the options will be reduced; in return, the Company will defer the deduction of such an expense, for a period of 4 years from the date it commences paying income taxes.

The Company will recognize these expenses during 2010.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SHAREHOLDERS’ EQUITY (continued):

2)	Following is a summary of the status of the plans as of December 31, 2005, 2006 and 2007 and the changes therein during the years ended on those dates:

	Year ended December 31
	2005		2006		2007
	Number	Weighted average exercise price*	Number	Weighted average exercise price*	Number	Weighted average exercise price*
		NIS		NIS		NIS

Balance outstanding at beginning
of year	8,911,305	24.12	7,066,805	25.85	5,072,874	27.78
Changes during the year:
Granted**	518,500	32.75	596,000	33.18	841,000	53.33
Exercised	(1,809,000)	19.21	(1,987,930)	22.72	(2,804,553)	27.00
Forfeited	(525,750)	26.44	(598,875)	27.14	(244,000)	27.33
Expired	(28,250)	21.49	(3,126)	26.73	(1,503)	26.69

Balance outstanding at end of year	7,066,805	25.85	5,072,874	27.78	2,863,818	36.06

Balance exercisable at end of year	2,838,928	23.83	2,377,249	26.57	624,693	28.24

*	Includes options under the 1998 Plan, the exercise price of which is weighted based on the applicable date’s NIS – dollar exchange rate.

**	Below market price.

***	The total intrinsic value of options exercised during 2005, 2006 and 2007 is NIS 35.5 million, NIS 36.8 million and NIS 100.3 million, respectively.

The weighted average fair value of options granted using the Black & Scholes option-pricing model during 2005, 2006 and 2007 is NIS 21.36, NIS 10.82 and NIS 12.50 ($ 3.25), respectively. The fair value of each option granted is estimated on the date of grant based on the following weighted average assumptions: weighted average dividend yield of 2005 0%, 2006 – 6.14% and 2007 5.69%; expected volatility of 58%, 39% and 26%, respectively; risk-free interest rate: 2005 – 3.5%, 2006 – 5.5%, 2007 – 4.1%; weighted average expected life: 2005 and 2006 – 5 years and 2007 – 4 years. The expected volatility is based on a historical volatility, by statistical analysis of the daily share price for periods corresponding the option’s expected life. The expected life is expected length of time until expected date of exercising the options, based on historical data on employees’ exercise behavior and anticipated future condition.

The annual tax benefit regarding the exercised options during the years 2005, 2006, and 2007 is NIS 11.3 million, NIS 7.8 million, and NIS 7.6 million respectively.

The annual income tax regarding the granted options for the years 2005, 2006, and 2007 is NIS 0.9 million, NIS 0.9 million, and NIS 2.0 million respectively.

As of December 31, 2007, there was NIS 13.4 million of total unrecognized compensation cost (net of forfeitures) related to non-vested share-based compensation arrangements granted under the plans. The weighted average remaining life of the unrecognized compensation cost is 1.5 years.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SHAREHOLDERS’ EQUITY (continued):

The following table summarizes information about options outstanding and exercisable at December 31, 2007:

Options outstanding
Range of exercise prices	Number outstanding at December 31, 2007	Weighted average of exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
NIS		NIS	Years	NIS in thousands

1.32	3,386	1.32	0.2	284
17.25-21.72	46,500	19.38	2.8	3,061
26.74	1,092,725	26.74	6.9	63,881
27.35	147,000	27.35	1.8	8,504
30.73-42.10	1,033,207	35.75	8.4	51,075
57.96-64.90	541,000	59.56	9.6	13,869

	2,863,818	36.06	7.6	140,674

Options exercisable
Range of exercise prices	Number outstanding at December 31, 2007	Weighted average of exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
NIS		NIS	Years	NIS in thousands

1.32	3,386	1.32	0.2	284
17.25-21.72	46,500	19.38	2.8	3,061
26.74	270,100	26.74	6.8	15,790
27.35	147,000	27.35	1.8	8,504
30.73-42.10	144,957	32.70	8.3	7,604
57.96-64.90	12,750	57.96	9.5	347

	624,693	28.24	5.8	35,590

c.	Dividends

During the years 2006 and 2007 the Company distributed to its shareholders a cash dividend in the amount of NIS 307 million (NIS 2 per share) and NIS 631 million (NIS 4.03 per share), respectively out of which approximately NIS 7 million tax withholding related to dividend was paid in January 2008.

On February 7, 2008, the Company’s Board of Directors resolved and recommended the distribution of a cash dividend in the amount of NIS 2.02 per share (approximately NIS 318 million ($83 million)) to shareholders of record on February 20, 2008. Cash dividends are paid in Israeli currency.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SHAREHOLDERS’ EQUITY (continued):

d.	On February 7, 2008, the Company’s Board of Directors resolved and recommended the share buyback of up to NIS 600 million in 2008. Till the date of signing of the financial statements, the Company purchased 625,000 shares.

NOTE 9 – TAXES ON INCOME:

a.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985

Under this law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. The Company and its subsidiary are taxed under this law.

In February 2008, the Knesset (the Israeli parliament), passed a low according to which the provisions of the Inflationary Adjustments Law will no longer apply to the Company in 2008 and thereafter.

b.	Tax rates applicable to income of the Company and its subsidiary

The income of the Company and its Israeli subsidiary is taxed at the regular rate. Through December 31, 2003, the corporate tax was 36%. In July 2004, Amendment No. 140 to the Income Tax Ordinance was enacted. One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36% to 30%. In August 2005, a further amendment (No. 147) was published, which makes a further revision to the corporate tax rates prescribed by Amendment No. 140. As a result of the aforementioned amendments, the corporate tax rates for are as follows: 2005 – 34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and for 2010 and thereafter – 25%.

As a result of the changes in the tax rates, the Company adjusted – in each of the years 2004 and 2005 – at the time the aforementioned amendments were made, its deferred tax balances, in accordance with the tax rates expected to be in effect in the coming years; the effect of the change has been carried to income on a current basis.

c.	Losses carried forward to future years

At December 31, 2007, the subsidiary of the Company had carryforward losses of approximately NIS 14 million (approximately $ 4 million). The carryforward tax losses are linked to the Israeli CPI and can be utilized indefinitely.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – TAXES ON INCOME (continued):

d.	Deferred income taxes

The major components of the net deferred tax asset, current and non-current, in respect of the balances of temporary differences and the related valuation allowance as of December 31, 2006 and 2007, are as follows:

	December 31
	2006	2007	2007
	NIS		Convenience translation into dollars
	In thousands

In respect of carryforward tax
losses (see c. above)	3,321	3,421	890
Subscriber acquisition costs	33,313	41,979	10,915
Allowance for doubtful accounts	35,850	43,225	11,239
Provisions for employee rights	16,297	16,853	4,382
Depreciable fixed assets	(30,691)	(15,945)	(4,146)
Amortized license	38,838	35,810	9,311
Options granted to employees	23,243	21,630	5,625
Other	(216)	(3,718)	(967)

	119,955	143,255	37,249
Valuation allowance - in respect of
carryforward tax losses *	(3,321)	(3,421)	(890)

	116,634	139,834	36,359

* The carryforward tax losses are related to the wholly owned subsidiary.

The changes in the valuation allowance for the years ended December 31, 2005, 2006 and 2007, are as follows:

	2005	2006	2007	2007
	NIS			Convenience translation into dollars
	In thousands

Balance at beginning of year	5,694	3,239	3,321	864
Change during the year	(2,455)	82	100	26

Balance at end of year	3,239	3,321	3,421	890

A full valuation allowance was provided in respect of the wholly owned subsidiary, as it is more likely than not that its deferred tax assets will not be realized.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – TAXES ON INCOME (continued):

e.	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see b. above), and the actual tax expense:

	Year ended December 31
	2005	2006	2007	2007
	NIS			Convenience translation into dollars
	In thousands

Income before taxes on income,
as reported in the income statements	557,458	1,051,950	1,278,203	332,346

Theoretical tax expense	189,536	326,105	370,679	96,380
Increase in taxes resulting from adjustment to
deferred tax balances due to changes in
tax rates, see b above	11,442
Increase (decrease) in tax resulting from
disallowable deductions: *
In respect of previous year		20,115	(29,135)	(7,575)
For the current year	3,400	18,156	768	199
Change in the estimated utilization period of
the tax assets	2,935	3,696	2,772	721
Difference between the basis of measurement
of income reported for tax purposes and
the basis of measurement of income for
financial reporting purposes - net	(86)	(2,159)	5,302	1,379
Other	(4,329)	4,762	(11,969)	(3,112)

Taxes on income for the reported year	202,898	370,675	338,417	87,992

*	Following the ruling of the Supreme Court, on November 20, 2006 on the matter of Paz Gas Marketing Company Ltd. and others vs. the assessing officer and others, which overturned the rules regarding the recognition of financing expenses, the Company included in its financial statements an additional provision for taxes in the amount of NIS 35 million. This provision was an estimate of the additional tax expense relating to the possibility that part of the financing expenses accrued in the years 2005 and 2006 in respect of a financial debt, which is attributable, inter alia, to the financing of a repurchase of Company shares, will not be recognized as an expense for tax purposes.

On October 28 and 29, 2007, the Israeli Supreme Court issued a new ruling readdressing the same issue. The Company re-evaluated the provision in light of the new ruling and decided to reduce the provision of unrecognized tax benefit to an amount of NIS 7 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – TAXES ON INCOME (continued):

f.	Taxes on income included in the income statements:

1)	As follows:

	Year ended December 31
	2005	2006	2007	2007
	NIS			Convenience translation into dollars
	In thousands

For the reported year:
Current		315,328	390,752	101,599
Deferred, see d above	202,898	35,232	(23,200)	(6,032)
In respect of previous year - current		20,115	(29,135)	(7,575)

	202,898	370,675	338,417	87,992

g.	Tax assessments:

1)	Tax returns filed by the Company through the year ended December 31, 2002, are considered to be final.

2)	The subsidiary has not been assessed for tax purposes since incorporation.

h.	Uncertain tax positions:

As described in Note 1o, the Company adopted the provisions of FIN 48 as of January 1, 2007.

As of December, 31 2006, the Company recognized a liability for unrecognized tax benefits in amount of NIS 35 million (See also e above). This amount did not result in a change to the balance of accumulated deficit, since the amount was fully provided for prior to the adoption of FIN 48.

As of December, 31 2007 a provision of NIS 7 million is presented as short term liability in the balance sheet.

In 2007 the Company recognized interest expense, in respect of those underpayments of income taxes and penalties in an immaterial amounts.

Following is a reconciliation of the total amounts of the Company’s unrecognized tax benefits at the beginning and the end of the year ended on December 31, 2007:

NIS in thousands

Balance at beginning of year	35,000
Increases in unrecognized tax benefits as a result of tax positions
taken during the current period	20,000
Decreases in unrecognized tax benefits as a result of:
Positions taken during a prior period	(28,000)
Tax positions taken during the current period	(20,000)

Balance at end of year	7,000

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – TAXES ON INCOME (continued):

The amounts of unrecognized tax benefits as of December 31, 2007 and January 1, 2007 that would affect the effective tax rate if recognized are NIS 7 million and NIS 35 million, respectively.

The Company anticipates that it is reasonably possible that over the next twelve months the amount of unrecognized tax benefits could be reduced to zero because the Company is currently under periodical examination by the tax authorities.

NOTE 10 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	Linkage of monetary balances:

1)	As follows:

	December 31, 2007
	In or linked to foreign currencies (mainly dollars)	Linked to the Israeli CPI	Unlinked
	In thousands

NIS:
Assets	2,118	9,074	1,741,769

Liabilities	277,095	2,146,859	763,901

Convenience translation into
dollars:
Assets	551	2,359	452,878

Liabilities	72,048	558,206	198,622

2)	Data regarding the dollar exchange rate and the Israeli CPI:

	Exchange rate of one dollar	Israeli CPI*

At December 31:
2007	NIS 3.846	191.15 points
2006	NIS 4.225	184.87 points
2005	NIS 4.603	185.05 points
2004	NIS 4.308	180.74 points
Increase (decrease) during the period:
2007	(9.0)%	3.4%
2006	(8.2)%	(0.1)%
2005	6.8%	2.4%

* Based on the index for the month ending on each balance sheet date, on the basis of 1993 average = 100.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

b.	Derivative financial instrument – foreign exchange risk management

The Company enters into foreign currency derivative transactions in order to protect itself against the risk that the eventual dollar cash flows resulting from the anticipated payments in respect of purchases of handsets and capital expenditures in foreign currency will be affected by changes in exchange rates. In addition the Company enters into derivative transactions in order to protect itself against the increase in the CPI in respect of the principal of the CPI-linked Notes payable. However, these contracts do not qualify for hedge accounting under FAS 133.

The Company does not hold or issue derivative financial instruments for trading purposes.

As the counterparties to the derivatives are Israeli banks, the Company considers the inherent credit risks remote.

The notional amounts of foreign currency derivatives as of December 31, 2006 and 2007 are as follows:

	December 31
	2006	2007	2007
	NIS		Convenience Translation into dollars
	(In millions)

Forward transactions for the
changes in the Israeli CPI	1,100	1,000	260

Forward transactions for the
exchange of dollars into NIS	351	358	93

Embedded derivatives -
dollars into NIS	153	591	154

The derivative financial instruments are for a period of up to one year. As of December 31, 2007, the remaining contractual lives are for periods up to one year.

c.	Fair value of financial instruments

The financial instruments of the Company as of December 31, 2007 consist mainly of non-derivative assets and liabilities (items included in working capital and long-term liabilities); the Company also has some derivatives, which are presented at their fair value.

In view of their nature, the fair value of the financial instruments included in working capital is usually identical or close to their carrying value. The fair value of long-term loans approximates the carrying value, since they bear interest at rates close to the prevailing market rates. Regarding the fair value of Notes payable see note 5.

The fair value of derivatives as of December 31, 2007, is a liability of approximately NIS 18.7 million (approximately $ 4.9 million) and an asset of approximately NIS 28.6 million (approximately $ 7.4 million) (December 31, 2006 – a liability of approximately NIS 21.2 million and an asset of approximately NIS 7.5 million).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

a.	Accounts receivable:

		December 31
		2006	2007	2007
		NIS		Convenience translation into dollars
		In thousands

1)	Trade (current and long-term)
	The item is presented after the deduction of:
	(a) Deferred interest income*	58,246	82,709	21,505

*	Long-term trade receivables (including current maturities) as of December 31, 2006 and 2007 in the amount of NIS 661,474,000 and NIS 1,009,065,000 ($ 262,367,000), respectively, bear no interest. These balances are in respect of handsets sold in installments (mostly 36 monthly payments).

Income in respect of deferred interest is the difference between the original and the present value of the trade receivable. The current amount is computed on the basis of the interest rate relevant at the date of the transaction (4.6% – 5.6%) (2006 – 5.85% –6.6%).

(b)	Allowance for doubtful accounts

The changes in the allowance for the years ended December 31, 2005, 2006 and 2007, are as follows:

	2005	2006	2007	2007
	NIS			Convenience Translation into dollars
	In thousands

Balance at beginning of year	86,651	108,800	128,034	33,290
Utilization during the year	(6,590)	(7,236)	(8,689)	(2,259)
Change during the year	28,739	26,470	43,770	11,381

Balance at end of year	108,800	128,034	163,115	42,412

2)	Other:

	December 31
	2006	2007	2007
	NIS		Convenience translation into dollars
	In thousands

Inventory held by dealers	20,497	21,142	5,497
Government institutions	11,796
Prepaid expenses	5,162	18,149	4,719
Derivative instruments	305	9,245	2,404
Sundry	27,773	6,737	1,751

	65,533	55,273	14,371

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

b.	Inventory:

	December 31
	2006	2007	2007
	NIS		Convenience translation into dollars
	In thousands

Handsets	82,987	104,060	27,057
Accessories and other	25,438	18,660	4,852
Spare parts	18,041	20,302	5,278

	126,466	143,022	37,187

c.	Accounts payable and accruals – other:

	December 31
	2006	2007	2007
	NIS		Convenience translation into dollars
	In thousands

Employees and employee institutions	106,900	134,911	35,078
Provision for vacation and recreation pay	25,873	20,737	5,392
Government institutions	71,162	133,384	34,681
Unrecognized tax benefit		7,000	1,820
Income received in advance	41,375	52,546	13,663
In respect of derivative instruments	21,201	18,724	4,868
Handsets warranty	1,763	1,089	283
Sundry	13,129	7,119	1,852

	281,403	375,510	97,637

d.	Provision for warranty – the changes in the provision for warranty for the years ended December 31, 2005, 2006 and 2007, are as follows:

	2005	2006	2007	2007
	NIS			Convenience translation into dollars
	In thousands

Balance at beginning of year	1,734	1,064	1,763	458
Product warranties issued for
new sales	2,420	2,837	1,886	490
Utilization during the year	(3,090)	(2,138)	(2,560)	(665)

Balance at end of year	1,064	1,763	1,089	283

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

e.	Other liabilities:

1.	Asset retirement obligations – the changes in the asset retirement obligations for the years ended December 31, 2005, 2006 and 2007, are as follows:

	2005	2006	2007	2007
	NIS			Convenience translation into dollars
	In thousands

Balance at January 1,	7,567	8,157	9,717	2,527
Liability incurred during the
year	682	620	1,028	267
Liability settled during the year	(751)	(618)	(603)	(157)
Accretion expenses	659	1,558	904	235

Balance at December 31,	8,157	9,717	11,046	2,872

2.	Capital lease:

	December 31
	2006	2007	2007
	NIS	NIS	Convenience translation into U.S dollars
	In thousands

Total commitment	12,160	10,582	2,751
Less - deferred interest expenses	845	318	82

Long term lease *	11,315	10,264	2,669
Less - current maturities	5,085	6,818	1,773

	6,230	3,446	896

* To be paid until April 2009.

The commitments for capital lease are presented in the balance sheet as follows:

	December 31
		2006	2007	2007
	Weighted average interest rates	Amount
	%	NIS		Convenience translation into dollars
		In thousands

Linked to the USD	5.8%	11,315	5,829	1,516

Linked to the CPI	6.2%		4,435	1,153

		11,315	10,264	2,669

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

f.	Financial expenses, net:

	Year ended December 31
	2005	2006	2007	2007
	NIS			Convenience translation into dollars
	In thousands

Financial income:
In respect of trade receivables	(2,153)	(9,780)	(24,985)	(6,496)
Other	(5,934)	(4,065)	(9,978)	(2,594)
Financial expenses	213,020	160,627	132,374	34,418
Expenses relating to the
redemption of notes, note 5b	62,615
Derivative instruments	(40,968)	31,169	(10,266)	(2,669)
Exchange rate differences	49,839	(11,326)	(24,449)	(6,357)
CPI Linkage differences	69,029	(183)	63,621	16,542

	345,448	166,442	126,317	32,844

g.	Diluted EPS

Following are data relating to the net income and the weighted average number of shares that were taken into account in computing the basic and diluted EPS:

	Year ended December 31
	2005	2006	2007	2007
	NIS			Convenience translation into dollars

Net income used for the computation of
basic and diluted EPS (in thousands) :
Before cumulative effect	354,560	681,275	939,786	244,354
Cumulative effect		1,012

Net income	354,560	682,287	939,786	244,354

Weighted average number of shares used
in computation of basic EPS	161,711,125	153,633,758	156,414,684	156,414,684
Add - net additional shares from assumed
exercise of employee stock options	1,906,147	1,043,927	1,372,325	1,372,325

Weighted average number of shares used in
computation of diluted EPS	163,617,272	154,677,685	157,787,009	157,787,009

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

a.	Transactions with related parties:

	Year ended December 31
	2005	2006	2007	2007
	NIS			Convenience translation into dollars
	I n t h o u s a n d s

Acquisition of handsets from related
parties	180,412	158,114	46,333	12,047

Financial expenses, mainly in respect
of the Facility agreement, net	7,145

Selling commissions, maintenance and
other expenses	14,221	26,525	6,616	1,720

As to the repurchase of Company’s share, see note 8a.

The transactions are carried out in the ordinary course of business. Management believes that such transactions were carried out under normal market conditions.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued):

b.	Cost sharing agreement

The Company entered, on August 15, 2002, into a Cost Sharing Agreement (the “Agreement”) with Hutchison Telecommunications Limited, or HTL, and certain of its subsidiaries (hereafter -“the Hutchison group”). The principal purpose of the Agreement is to regulate the sharing of costs associated with various joint procurement and development activities relating to the roll out and operation of a 3G Business.

The Agreement sets out the basis upon which expenses and liabilities are paid or discharged by the Hutchison group companies in connection with the joint procurement or development activities. Under the Agreement, the Company has the right to decide, and give notice of, which of the joint projects it wishes to participate in. As of December 31, 2007, the Company had given notice of its participation in 8 projects.

c.	The Company has entered into a framework agreement with H3G procurement services S a’ R.L concerning the purchase of 3G handsets.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Emanuel Avner —————————————— Emanuel Avner Chief Financial Officer

Dated: April 7, 2008